Ms. Angie Kim Mr. Michael Coco Office of International Corporate Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549	Legal Department January 14, 2026

Re:	Landwirtschaftliche Rentenbank
Registration Statement under Schedule B
File no. 333-291690
Filed November 21, 2025

Dear Ms. Kim and Mr. Coco:

Set forth below are our responses to your comment letter, dated December 17, 2025, relating to the Registration Statement under Schedule B (the “Registration Statement”) filed by Landwirtschaftliche Rentenbank (“Rentenbank”) with the Securities and Exchange Commission (the “Commission”) on November 21, 2025 and Rentenbank’s Annual Report on Form 18-K for the year ended December 31, 2024 (the “Annual Report”) filed with the Commission on May 9, 2025.

In response to certain of the comments made by the staff of the Commission (the “Staff”), Rentenbank has today filed a pre-effective amendment to the Registration Statement (the “Amendment”).

For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the Staff’s comment letter.

Schedule B filed November 21, 2025

About this Prospectus, page 1

1.	You state "[a] portion of the Securities offered hereby may be offered and sold outside of the United States in transactions not subject to the registration requirements of the U.S. Securities Act of 1933, as amended." Please clarify the transactions under which a portion of the securities you are registering here may be offered and sold outside of the United States in transactions not subject to registration.

The Securities offered outside of the United States are offered pursuant to Regulation S promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and are therefore not subject to the registration requirements of the Securities Act.

That one could regard the Registration Statement and the prospectus supplements that Rentenbank files with the Commission pursuant to Rule 424(b)(5) in connection with specific offerings as a directed selling effort (as defined in Rule 902(c) of Regulation S) does not affect Rentenbank’s ability to rely on Regulation S. An absence of directed selling efforts is a prerequisite for reliance on the issuer safe harbor provided in Rule 903 of Regulation S. Rentenbank, however, offer and sells securities outside the United States pursuant to the general statement of Rule 901 of Regulations S. It does not need to rely on the issuer safe harbor because any Securities that it simultaneously offers and sells in the United States have been registered under the Securities Act. In line with well-established market practice, Rentenbank assumes that up to 15% of the Securities that it offers and sells outside the United States may flow back into the United States in secondary-market trading. Accordingly, following each offering, Rentenbank deducts not only all Securities sold within the United States, but also 15% of any Securities sold outside the United States, from the number of Securities that remain covered by its Registration Statement.

The phrase “offered hereby” appears in the prospectus portion of the Registration Statement. Although a registration statement is a specifically U.S.-law document, Rentenbank’s prospectus (as supplemented by the prospectus supplements) also serves as an offering document for offers and sales of Securities outside the United States. Rentenbank offers and sells these Securities in accordance with, and subject to the limitations of, the laws and regulations of the jurisdictions in which they are being offered and sold. For instance, in the European Union and European Economic Area, the prospectus and prospectus supplement serve as an offering document (technically, an alleviated prospectus (prospectus allégé) pursuant to Chapter 2 of Part III of the Luxembourg Prospectus Act). It is to the prospectus in this character that the phrase “offered hereby” refers.

Where You Can Find More Information, page 1

2.	You state on page 26 of Exhibit D to your Form 18-K filed on May 9, 2025 that "[s]ince the dissolution of the group as of November 30, 2022, Rentenbank fulfills all reporting requirements on individual basis solely [sic]" Please clarify the dissolution that you are referring to and the material implications, if any, of this dissolution.

The dissolution of the group referred to on page 26 of the Annual Report was not a structural change to the Rentenbank group. The group was a consolidation group for accounting purposes, comprising Rentenbank and a single subsidiary, LR Beteiligungsgesellschaft mbH (“LRB”). LRB’s financial results were formerly consolidated with those of Rentenbank under banking regulatory prudential consolidation principles. These principles are set forth primarily in the EU Capital Requirements Regulation (“CRR”). They require parent banking institutions to consolidate direct and indirect subsidiaries that meet the CRR’s definition of an “institution” or “financial institution”.

In 2022, Rentenbank determined that LRB did not meet the CRR’s definition of “institution” or “financial institution” and was instead to be categorized as an operating institution. Accordingly, Rentenbank (in consultation with supervisory authorities) dissolved the group (from an accounting perspective) as of November 30, 2022. In the absence of subsidiaries to be consolidated under CRR principles, therefore, Rentenbank has since that date prepared its financial statements on a standalone (non-consolidated) basis.

The dissolution of the consolidation group has had no material implications. LRB is a holding company. Its sole business activity is to hold 100% of the equity interests in a subsidiary. The sole business activity of that subsidiary, in turn, is to manage its own funds to secure pension benefits to former employees. LRB’s total assets amount to slightly less than 0.1% of Rentenbank’s total assets. LRB makes no material contribution to the financial results from which Rentenbank services the obligations represented by the Securities. Nor are LRB’s business activities material to the business of Rentenbank.

Clearing and Settlement, page 10

3.	You state that "[t]he information concerning the clearing systems has been obtained from sources that we believe to be reliable, but neither we nor any underwriter named in the applicable prospectus supplement take any responsibility for the accuracy thereof." Please revise this statement to remove your disclaimer of responsibility.

In response to the Staff’s comment, Rentenbank is amending the above-referenced sentence on page 10 by deleting “, but neither we nor any underwriter named in the applicable prospectus supplement take any responsibility for the accuracy thereof”.

Oral comment

In response to the oral comment received by counsel Hogan Lovells US LLP in a telephone call with Ms. Kim on December 18, 2025, requesting that Rentenbank file via EDGAR exhibits to the Registration Statement that were previously filed with the Commission in paper form, we have removed Exhibit 3.3 from the Index of Exhibits because the Law on the Rentenbank Land Charge of May 11, 1949 was repealed effective December 14, 2010, and have refiled Exhibit 4.1 with the Amendment.

* * * * * * *

We believe that our responses and Amendment No. 1 to our Annual Report address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact Andrea Wittge, Rentenbank, at +49 (69) 2107-708, or Sina R. Hekmat, Hogan Lovells US LLP, at +1 (212) 918-8264.

In connection with responding to comments raised by the Staff, Rentenbank hereby acknowledges that Rentenbank and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

Landwirtschaftliche Rentenbank

/s/ Nikola Steinbock
Nikola Steinbock
Chairwoman of the Management Board

/s/ Stefan Goebel
Stefan Goebel
Managing Director

cc:	Sina R. Hekmat, Esq.
Hogan Lovells US LLP